June 11, 2019

Todd Weintraub
Chief Financial Officer
Hill International, Inc.
One Commerce Square
2005 Market Street, 17th Floor
Philadelphia, PA 19103

       Re: Hill International, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed April 1, 2019
           File No. 001-33961

Dear Mr. Weintraub:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction